Exhibit 99.1

ATTUNITY REPORTS Q4 AND FULL YEAR 2008 RESULTS

Burlington, MA, February 11, 2009 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time event capture and data integration software, reported today its financial results for the fourth quarter and full year ended December 31, 2008.

Key financial metrics for the fourth quarter of 2008:
—	Revenues: $2,200,000 compared to $2,874,000 in the fourth quarter of 2007.
—	Net Operating Loss (GAAP): $1,449,000 compared to $1,192,000 in the fourth quarter of 2007.
—	Net Operating Loss (Non-GAAP): $967,000 compared to $739,000 in the fourth quarter of 2007. Non-GAAP operating loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2)
—	Net Loss (GAAP): $1,694,000, compared to $1,597,000 in the fourth quarter of 2007.
—	Net Loss (Non-GAAP): $987,000 compared to $917,000 in the fourth quarter of 2007. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).
—	Net Loss per Share (GAAP): $0.07 in both the fourth quarter of 2007 and the fourth quarter of 2008.
—	Net Loss per Share (Non-GAAP): $0.04 in both the fourth quarter of 2007 and the fourth quarter of 2008. Non-GAAP loss per Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).

Key financial metrics for the year 2008:
—	Revenues: $11,472,000 compared to $12,146,000 in 2007.
—	Net Operating Loss (GAAP): $2,533,000 compared to $5,786,000 in 2007.
—	Net Operating Loss (Non-GAAP): $1,390,000 compared to $3,985,000 in 2007. Non-GAAP operating loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2)
—	Net Loss (GAAP): $3,812,000 compared to $6,997,000 in 2007.
—	Net Loss (Non-GAAP): $1,768,000 compared to $4,307,000 in 2007. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).
—	Net Loss per Share (GAAP): $0.16 compared to $0.30 in 2007

—	Net Loss per Share (Non-GAAP): $0.08 compared to $0.19 in 2007. Non-GAAP loss per Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and Amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).

Goodwill Impairment Test:
At least annually, the Company is required to perform an impairment test of its goodwill. The Company expects to complete the 2008 test during March 2009. If the Company determines any portion of goodwill was impaired, it would recognize a non-cash charge that would impact GAAP operating loss and loss per share for the quarter and year ended December 31, 2008. Such a non-cash charge would not impact the non-GAAP financial information presented in this press release.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“The unusual economic conditions made Q4 an uncharacteristically tough quarter for us this year, having an adverse impact on our financial statements. As a result, we implemented additional restructuring and cost-cutting efforts during the fourth quarter to ensure a more conservative cost-base as we move towards 2009. This included a compensation reduction across the company, including a voluntary reduction by myself”, stated Shimon Alon, Attunity Chairman and CEO.

Highlights of the Quarter
Oracle OEM Agreement
—	Following the successful unveiling by Oracle at their annual Oracle Open World of additional software products delivered under the terms of the existing OEM agreement Attunity’s CDC technology stack was formally rolled into Oracle’s own product portfolio and made available for sale by the Oracle field. Named “Oracle Changed Data Capture Adapters,” these new Oracle products now fall within Oracle’s Fusion Middleware Adapters product family.

Microsoft License Agreement
—	Following the delivery to Microsoft of the first two embedded adapters for SQL Server Integration Services (SSIS) in Q3 2008, under the terms of the previously announced OEM agreement, Microsoft formally announced the availability of the adapters to the marketplace; generating significant industry acknowledgement and interest.

Major customer and partner wins
—	Major customer and partner wins across the world including first implementations by Sony Online, Pioneer Investments, ADT, Cass Information Services, and TNS Media.

Other Highlights
—	In light of our cash position, the company undertook a significant exercise in aligning expenses to be more in-line with current economic conditions including the streamlining and re-structuring of certain parts of the organization, and initiating a company-wide compensation reduction

“We believe that our re-structuring and cost-cutting exercise during Q4 2008, combined with a tighter company focus around our core competencies, will help us towards non-GAAP profitability and positive cash flows from operations this year” continued Mr. Alon. “We believe that the current economic climate should actually increase customer demand for even further value being extended from their information assets. This combined with customer investment for growth as the downturn ends, should put us in a good position for 2009 for delivering against our vision of real-time data integration, event and changing data capture.”

About Attunity
Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2008

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	480	1,321
Restricted cash	206	159
Trade receivables and unbilled revenues (net of allowance
for doubtful accounts of $15 and $ 78 at December 31, 2008
and December 31, 2007, respectively)	502	912
Other accounts receivable and prepaid expenses	221	484

Total current assets	1,409	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	106	72
Severance pay fund	1,121	972
Property and equipment, net	371	579
Software development costs, net	3,585	4,374
Goodwill	6,234	6,361
Deferred charges, net	204	423

Total long-term assets	11,621	12,781

Total assets	13,030	15,657

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2008	December 31, 2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	2,079	18
Current maturities of long-term convertible debt	1,781	-
Trade payables	389	457
Deferred revenues	2,220	2,344
Employees and payroll accruals	1,079	1,239
Accrued expenses and other liabilities	718	901

Total current liabilities	8,266	4,959

LONG-TERM LIABILITIES:
Convertible debt		1,099
Long-term debt	396	2,009
Accrued severance pay	1,546	1,287

Total long-term liabilities	1,942	4,395

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at December 31 2008 and
70,000,000 at December 31, 2007; Issued and outstanding:
23,196,236 shares at December 31, 2008 and December 31, 2007	720	720
Additional paid-in capital	104,279	103,924
Accumulated other comprehensive loss	(455)	(431)
Accumulated deficit	(101,722)	(97,910)

Total shareholders' equity	2,822	6,303

Total liabilities and shareholders' equity	13,030	15,657

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	12 months ended December 31		3 months ended December 31
	2008	2007	2008	2007

Revenues:
Software licenses	5,373	5,537	889	1,220
Maintenance and services	6,099	6,609	1,311	1,654

	11,472	12,146	2,200	2,874

Operating expenses:
Cost of revenues	2,624	2,601	748	634
Research and development, net	2,903	3,528	760	728
Selling and marketing	6,340	7,985	1,470	1,674
General and administrative	2,138	2,707	671	680
Employment termination and offices shutdown costs	-	1,111	-	350

Total operating expenses	14,005	17,932	3,649	4,066

Operating loss	(2,533)	(5,786)	(1,449)	(1,192)

Financial expenses, net	1,237	1,088	260	295
Other expense (income)		26		66

Loss before income taxes	(3,770)	(6,900)	(1,709)	(1,553)
Taxes on income	42	97	(15)	44

Net loss	(3,812)	(6,997)	(1,694)	(1,597)

Basic and diluted net loss per share	$(0.16)	$(0.30)	$(0.07)	$(0.07)

Weighted average number of shares used in computing
basic and diluted net loss per share	23,196	23,185	23,196	23,196

(**) The above items are inclusive of the following
equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	94	112	11	28
Equity-based compensation expense included in "Selling and marketing"	148	153	26	46
Equity-based compensation expense included in "General and administrative"	79	243	29	44

	321	508	66	118

Net basic and diluted equity-based compensation expense, per share	$(0.16)	$(0.30)	$(0.07)	$(0.07)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulate deficit	Total omprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2005	17,259,255	584	93,355	(512)	(84,309)		9,300

Private placement share issuance, net	4,800,000	112	5,565	-			5,677
Exercise of warrants	1,000,000	22	1,725	-			1,747
Exercise of employee stock options	107,676	2	170	-			172
Beneficial conversion feature related to price
adjustment of the convertible debt following 2007 private placement share issuance	-	-	730	-			730
Warrants issued in consideration of credit line	-	-	264	-			264
Stock-based compensation	-	-	963	-			963
Other comprehensive loss:

Foreign currency translation adjustments	-	-	-	(57)		$(57)	(57)
Net loss	-	-	-	-	(6,605)	(6,484)	(6,484)

Total comprehensive loss					(90,914)	$(6,541)

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)

Total comprehensive loss						(3,836)	2,822

Balance as of December 31, 2008 (unaudited)	23,196,236	720	104,279	(455)	(101,722)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	12 months ended December 31,
	2008	2007

Cash flows from operating activities:
Net loss from continued operations	(3,812)	(6,997)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	243	365
Stock based compensation	322	589
Amortization of deferred expenses	219	207
Amortization of debt discount	682	682
Amortization of software development costs	1,659	1,364
Increase (decrease) in accrued severance pay, net	110	(29)
Decrease (increase) in trade receivables	373	1,904
Decrease in other accounts receivable and prepaid expenses	255	174
Increase in long-term prepaid expenses	(34)	30
Increase (decrease) in trade payables	(64)	(82)
Increase in deferred revenues	(2)	(137)
Increase in employees and payroll accruals	(142)	(361)
Decrease in accrued expenses and other liabilities	(128)	(247)
Increase Long term liabilities	63
Capital loss from sale of property and equipment	-	99

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	(257)	(2,439)
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)		33

Net cash provided by operating activating	(257)	(2,406)

Cash flows from investing activities:
Restricted cash, net	(47)	(17)
Purchase of property and equipment	(38)	(112)
Capitalization of software development costs	(837)	(1,263)
Proceeds from sale of property equipment	-	8

Net cash used in investing activities	(922)	(1,384)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	27
Receipt of Short -term debt, net	402	1,983
Repayment of long-term debt	(17)	-
Repayment of short-term debt	-	(2,018)

Net cash provided by (used in) financing activities	385	(8)

Foreign currency translation adjustments on cash and cash equivalents	(47)	39

Decrease in cash and cash equivalents	(841)	(3,759)
Cash and cash equivalents at the beginning of the period	1,321	5,080

Cash and cash equivalents at the end of the period	480	1,321

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	175	228

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	35	41

Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	-	495

U.S. dollars in thousands, except per share data

	twelve months ended December 31,		Three months ended December 31,
	2008	2007	2008	2007

GAAP operating loss	(2,533)	(5,786)	(1,449)	(1,192)
Stock based compensation (1)	321	589	66	81
Software development costs capitalization and amortization (2)	822	101	416	22
Employment termination and offices shutdown costs (3)		1,111		350

Non-GAAP operating profit (loss)	(1,390)	(3,985)	(967)	(739)

GAAP net loss	(3,812)	(6,997)	(1,694)	(1,597)
Stock based compensation (1)	321	589	66	81
Software development costs capitalization and amortization (2)	822	101	416	22
Employment termination and offices shutdown costs (3)	-	1,111	-	350
Financial expenses (4)	901	889	225	227

Non-GAAP net loss	(1,768)	(4,307)	(987)	(917)

GAAP basic and diluted net loss per share	(0.16)	(0.30)	(0.07)	(0.07)
Stock based compensation (1)	0.01	0.03	*)	*)
Software development costs capitalization and amortization (2)	0.04	*)	0.02	*)
Employment termination and offices shutdown costs (3)	*)	0.05	*)	0.02
Financial expenses (4)	0.04	0.04	0.01	0.01

Non-GAAP basic and diluted net loss per share	(0.08)	(0.19)	(0.04)	(0.04)

Weighted average number of shares used in computing basic and diluted
net loss per share	23,196	23,185	23,196	23,196

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	94	121	11	9
Equity-based compensation expense included in "Selling and marketing"	148	155	26	2
Equity-based compensation expense included in "General and administrative"	79	313	29	70

	321	589	66	81

"Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees.

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(837)	(1,263)	(148)	(331)
Amortization	1,659	1,364	564	353

	822	101	416	22

(3) The Company terminated its entire workforce in France and Australia in March 2007. The company's former CEO retired in May 2008.

(4) Financial expenses:
Amortization of debt discount	682	682	172	172
Amortization of deferred charges	219	207	53	55

	901	889	225	227